UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Whole Earth Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96684W100

(CUSIP Number)

Sir Martin E. Franklin

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96684W100	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sir Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,905,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,905,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,905,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	21.08%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 96684W100	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,905,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,905,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,905,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	21.08%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 96684W100	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sababa Holdings FREE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,855,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,855,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,855,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.96%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This Amendment No.1 (the “Amendment”) is being jointly filed by Sir Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”) and Sababa Holdings FREE LLC (“Sababa”, and together with Franklin and the Franklin Trust, collectively referred to as the “Reporting Persons”) to amend the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission on March 16, 2023 with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Whole Earth Brands, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 125 S. Wacker Drive, Suite 1250, Chicago, Illinois 60606. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

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Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (b) of the Statement are hereby amended and restated in their entirety as follows:

(a) - (b)	All percentages above have been calculated based on 42,245,974 shares of Common Stock outstanding as of May 9, 2023.

As of the date hereof, Franklin and the Franklin Trust beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of an aggregate of 8,905,223 shares of Common Stock which consists of (i) 8,855,223 shares of Common Stock held by Sababa and (ii) 50,000 shares of Common Stock held by Marpet, an entity of which the Franklin Trust is a 75% owner and Franklin acts as the manager.

Paragaph (c) is hereby amended by the addition of the following:

(c)	On June 16, 2023, Sababa purchased 488,923 shares of Common Stock on the open market at a weighted average price per share of $2.9998 (with prices ranging from $2.965 to $3.00, inclusive).

The Reporting Persons undertake to provide to the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price. Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement among the Reporting Persons, dated March 16, 2023 (incorporated by reference to Exhibit A to the Statement filed by the Reporting Persons with respect to the Issuer on March 16, 2023).

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SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2023

MARTIN E. FRANKLIN

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin

MARTIN E. FRANKLIN REVOCABLE TRUST

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Settlor and trustee of the Martin E. Franklin Revocable Trust

SABABA HOLDINGS FREE, LLC

By:	/s/ Sir Martin E. Franklin
Name: Sir Martin E. Franklin
Title: Manager